UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission File No. 001–07964

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

NOBLE ENERGY, INC.
401(K) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NOBLE ENERGY, INC.
1001 Noble Energy Way
Houston, Texas 77070

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits Committee
Noble Energy, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Noble Energy, Inc. 401(k) Plan (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplementary information in the accompanying schedule of assets (held at end of year) as of December 31, 2016 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplementary information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of Plan management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information in the accompanying schedules, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplementary information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ WEAVER AND TIDWELL, L.L.P.

Houston, Texas
June 16, 2017

Noble Energy, Inc. 401(K) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2016	2015
Assets
Investments, at fair value (Note 3)	$426,655,157	$356,339,543
Receivables
Notes receivable from participants	5,857,477	5,160,988
Employer contributions receivable	18,784,746	19,386,227
Total receivables	24,642,223	24,547,215
Net Assets Available for Benefits	$451,297,380	$380,886,758

The accompanying notes are an integral part of these financial statements.

Noble Energy, Inc. 401(K) Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2016
Additions
Investment Income
Net appreciation in fair value of investments	$24,247,150
Dividends	12,923,746
Interest from other investments	454,633
Net Investment Income	37,625,529
Interest income on notes receivable from participants	181,685
Contributions
Participants	21,237,166
Rollover	1,854,508
Employer, net of forfeitures	30,980,479
Total Contributions	54,072,153
Total Additions	91,879,367
Deductions
Benefits paid to participants	42,628,960
Administrative expenses	13,402
Total Deductions	42,642,362
Net Increase before Transfer	49,237,005
Transfer from Other Plans	21,173,617
Net Increase after Transfer	70,410,622
Net Assets Available for Benefits
Beginning of year	380,886,758
End of year	$451,297,380

The accompanying notes are an integral part of these financial statements.

Noble Energy, Inc. 401(K) Plan
Notes to Financial Statements
For the Years Ended December 31, 2016 and 2015

Note 1. Description of the Plan
The following description of the Noble Energy, Inc. 401(K) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.
General
The Noble Energy, Inc. 401(K) Plan is a defined contribution plan covering certain employees of Noble Energy, Inc. and its wholly owned subsidiaries (collectively referred to as the Company or Noble Energy). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
In July 2015, the Company acquired Rosetta Resources Operating L.P. Effective May 24, 2016, the Rosetta Resources Retirement Savings Plan was merged into the Plan, at which time $21,173,617 of participant account balances and loans were transferred into the Plan.
Contributions
Employees are eligible to participate in the Plan on the first day of employment. Participants may defer up to 50% of their base compensation, including overtime, subject to the annual limitation established by the Internal Revenue Service (IRS) of $18,000 in 2016 and 2015. The Company’s matching contribution percentage is 100% of the participant’s deferrals up to 6% of the participant’s base compensation and is funded subsequent to each pay period. Participants who are age 50 or older at the end of the calendar year are eligible to defer additional catch-up contributions, subject to certain IRS limits ($6,000 in 2016 and 2015). In addition, participants may contribute amounts representing rollovers from other qualified plans. The Company does not match rollovers or catch-up contributions.
A profit sharing provision was introduced for participants hired after April 30, 2006 and employed by the Company on the last day of the plan year. The profit sharing contribution is calculated based upon the following percentages of a participant’s base compensation, including overtime, while a covered employee during that year:

	Percentage of Base Compensation while a Covered Employee that was Below the Social Security	Percentage of Base Compensation while a Covered Employee that was Above the Social Security
Age of Participant	Wage Base	Wage Base
Under 35	4%	8%
At least 35 but under 48	7%	10%
At least 48	9%	12%
In 2013, the Company terminated its defined benefit plan. As a result, the Plan was amended so that former participants of the defined benefit plan would be eligible to receive profit sharing contributions beginning in 2014. In addition, the Plan was also amended to provide transition contributions, beginning in 2014, for eligible employees who were part of the Company's defined benefit plan. Those employees that were participants in the defined benefit plan that have less than 20 years of service with the Company will receive an additional 6% contribution (Transition Contribution) each year employed by the Company for the lesser of 10 years or until the employee reaches 20 years of service.
Participant Account
Participating employees have an option as to the manner in which their employee and employer contributions may be invested. Participants may direct their accounts into various mutual funds, Noble Energy common stock, a common collective trust fund, as well as other publicly traded securities through a self-directed brokerage feature. Participant accounts are valued daily. Allocations of net earnings are based on account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Plan Termination
The Plan is intended to continue indefinitely; however, the right to terminate participation in the Plan is reserved to each participating company. Upon termination or permanent suspension of contributions with respect to all or any one of the participating companies, the accounts of all participants affected thereby will become fully vested, and the balances in their accounts will be distributed in accordance with the provisions of the Plan, as determined by the Noble Energy Employee Benefits Committee (the Committee).

Noble Energy, Inc. 401(K) Plan
Notes to Financial Statements
For the Years Ended December 31, 2016 and 2015

In 2015, the Plan was amended to provide for fully vesting of accounts if an employee is terminated as part of a Company designated reduction in force event or change in control. During 2016 and 2015, the Company experienced designated reduction in force events and pursuant to the Plan amendment, all active participants of the Plan that were terminated as a result of the events were made fully vested, if they were not already fully vested.
Vesting
Participants are immediately vested in their pretax contributions, Transition Contributions, and rollover contributions. Participants become fully vested in employer matching contributions in accordance with the following schedule:

Period of Service	Vested
Completed by Participant	Percentage
Less than 1 year	None
At least 1 but less than 2 years	34%
At least 2 but less than 3 years	67%
3 or more years	100%
Participants become fully vested in the profit sharing contribution in accordance with the following schedule:

Period of Service	Vested
Completed by Participant	Percentage
Less than 3 years	None
3 or more years	100%
The Plan also provides for participants to be fully vested upon death, permanent disability or completion of an hour of service on or after the participant’s 65th birthday.
Benefits Paid to Participants
Distributions are made in lump-sum payments, at the request of the participant, after termination of employment. While employed, a participant may make withdrawals from his or her employer or employee contribution accounts (as allowed under IRS regulations) subject to certain restrictions described in the Plan. Certain restrictions associated with withdrawals may be waived in the event a participant demonstrates a financial hardship. The Plan requires automatic cash outs of account balances less than $1,000 upon termination of employment.
Notes Receivable from Participants
A participant may borrow from the Plan up to the lesser of $50,000 reduced by the highest outstanding loan balance in the previous 12 months or one-half of the participant’s vested account balance. Interest is charged at the current prime rate. Interest rates on outstanding loans as of December 31, 2016 ranged from 3.25% to 8.00% and loans are required to be repaid within five years through payroll deductions. Maturity dates on loans outstanding as of December 31, 2016 ranged from January 2, 2017 to December 15, 2021. Repayments of principal and interest are credited to the borrowing participant’s account. Participants may have a maximum of two loans outstanding at a time.
Plan Administration
The Plan is administered by the Committee. The investment options available under the Plan (other than Noble Energy common stock and those selected by a participant under the Plan’s self-directed brokerage feature) are recommended by a professional investment advisory firm appointed by the Committee. Fidelity Management Trust Company (the Trustee) serves as Trustee of the Plan. Fidelity Investments Institutional Operations Company, Inc. is the record keeper.
Noble Energy Common Stock Voting Rights
Each participant is entitled to exercise voting rights attributable to the Noble Energy common stock in his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. If the participant does not exercise these rights, the shares are voted by the Trustee as directed by the Committee.

Noble Energy, Inc. 401(K) Plan
Notes to Financial Statements
For the Years Ended December 31, 2016 and 2015

Note 2. Significant Accounting Policies
Basis of Presentation
The accompanying financial statements are prepared on the accrual basis of accounting in conformity with United States generally accepted accounting principles (US GAAP).
Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions relating to the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Valuation of Investments and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Employee Benefits Committee determines the Plan's valuation policies utilizing information provided by the investment advisers, custodians, and insurance company. Investments traded on national securities exchanges are valued at closing prices on the last business day of the year. Cash is valued at cost, which approximates fair value. See Note 3. Fair Value Measurements.
Purchases and sales of investments are recorded on a trade-date basis. Interest is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes gains and losses on investments sold during the year as well as appreciation and depreciation of the investments held at the end of the year.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. Delinquent participant loans are reclassified as a distribution based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2016 and 2015.
Expenses of the Plan
Certain Plan administration expenses, such as loan maintenance fees and check fees, are charged to and paid by the participants requesting the transaction. At the discretion of the Company, all other administrative expenses or fees are paid by either the Plan or the Company. Investment related expenses are included in net appreciation in fair value of investments.
Benefit Payments
Benefits are recorded as paid.
Forfeitures
When a participant terminates employment, he or she is entitled to withdraw his or her total vested account balance. The non-vested percentage of the Company’s matching and profit sharing contributions become a forfeiture upon participant termination for reasons other than retirement, death or permanent disability. The forfeiture balance as of December 31, 2016 and 2015 was $8,074 and $476,034, respectively. Certain forfeitures are used to restore certain amounts to the accounts of rehired participants and to reduce the Company’s future contributions. Forfeitures utilized to reduce contributions were $815,903 in 2016.
New Accounting Pronouncements/Accounting Changes
In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-07, Disclosure for Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent). The ASU impacts reporting entities that measure an investment's fair value using the net asset value per share (or an equivalent) practical expedient. The amendments in ASU No. 2015-07 eliminate the requirement to classify the investment within the fair value hierarchy. In addition, the requirement to make certain disclosures for all investments eligible to be assessed at fair value with the net asset value per share practical expedient has been removed. Instead, such disclosures are restricted only to investments that the entity has elected to measure using the practical expedient. The new guidance is effective for public entities with reporting periods beginning after December 15, 2015. The ASU is to be applied retrospectively in all periods presented in an entity's financial statements, and early adoption is permitted. The Plan’s early adoption of this guidance in 2016 was applied retrospectively and is reflected in Note 3 to the financial statements.
Reclassifications
Certain prior-period amounts have been reclassified to conform to the current period presentation. These reclassifications had no effect on the statements of net assets available for benefits or statement of changes in net assets available for benefits.

Noble Energy, Inc. 401(K) Plan
Notes to Financial Statements
For the Years Ended December 31, 2016 and 2015

Plan Management’s Review of Subsequent Events
The Plan has evaluated subsequent events through June 16, 2017, the date the financial statements were available to be issued.
Note 3. Fair Value Measurements
US GAAP for fair value measurements establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three levels. The fair value hierarchy gives the highest priority to quoted market prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Level 2 inputs are inputs, other than quoted prices included within Level 1, which are observable for the asset or liability, either directly or indirectly. The Plan uses Level 1 inputs when available as Level 1 inputs generally provide the most reliable evidence of fair value.
Certain investments are measured at fair value on a recurring basis in the statements of net assets available for benefits.  The following methods and assumptions were used to estimate the fair values:
Interest bearing cash, mutual funds, common stocks and other investments – These investments consist of various publicly-traded money market funds, mutual funds, and common stock. The fair values are based on quoted market prices. Other investments classified as Level 1 include corporate and government bonds, and other investments classified as Level 2 include rights, warrants, options and other units.
Common collective trust funds – The Fidelity Managed Income Portfolio and the Wells Fargo Stable Value Fund are valued at the Net Asset Value (NAV) of units of a bank collective trust. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
The methods described above may produce a fair value calculation that may not be indicative of net asset value or reflective of future fair value. Furthermore, while the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different estimates of fair value at the reporting date.

Noble Energy, Inc. 401(K) Plan
Notes to Financial Statements
For the Years Ended December 31, 2016 and 2015

Fair value information for investments that are measured at fair value on a recurring basis is as follows:

	Fair Value Measurements Using
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value Measurement
December 31, 2016
Mutual Funds	$311,817,077	$—	$—	$311,817,077
Noble Energy Common Stock	66,595,234	—	—	66,595,234
Self-Directed Brokerage Account	16,524,401	333,112	—	16,857,513
Money Market Funds	110,911	—	—	110,911
Total Assets in the Fair Value Hierarchy	$395,047,623	$333,112	$—	$395,380,735
Investments Measured at Net Asset Value:
Common Collective Trust Funds				31,274,422
Total Investments, at Fair Value				$426,655,157

December 31, 2015
Mutual Funds	$256,489,932	$—	$—	$256,489,932
Noble Energy Common Stock	54,719,192	—	—	54,719,192
Self-Directed Brokerage Account	14,616,602	237,598	—	14,854,200
Money Market Funds	110,945	—	—	110,945
Total Assets in the Fair Value Hierarchy	$325,936,671	$237,598	$—	$326,174,269
Investments Measured at Net Asset Value:
Common Collective Trust Funds				30,165,274
Total Investments, at Fair Value				$356,339,543

Note 4. Investments
During 2016 and 2015, the Plan held an interest in the Fidelity Managed Income Portfolio II fund. This fund is a stable value fund with underlying investments in investment contracts that carry a “benefit responsiveness” feature, which among other things, guarantees that participant-initiated withdrawals from the fund will be covered at contract value. This fund invests in investment contracts issued by insurance companies and other financial institutions (wraps), fixed income securities, and money market funds. The fair value of the fund is calculated by the issuer utilizing quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services and dealer quotes. The fair value of underlying wrap contracts is calculated by the issuer using a discounted cash flow model which considers (i) recent fee bids as determined by recognized dealers, (ii) discount rate and (iii) the duration of the underlying portfolio securities. As of December 31, 2016 and 2015, there were no reserves against the wrap contracts’ carrying values due to minimal credit risks of the issuers. Interest rates are reviewed on a monthly basis for resetting. Certain events could limit the ability of the Plan to transact at contract value with the issuers of the contracts held by the Fidelity Managed Income Portfolio. Such events could include, but are not limited to, the following: the establishment of a defined contribution plan that competes with the Plan for contributions, substantive modification to the Fidelity Managed Income Portfolio or the administration of the Fidelity Managed Income Portfolio, change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on cash flow, transfer to a competing investment option, and failure of the Plan to qualify under the applicable sections of the Internal Revenue Code of 1986, as amended (IRC). Withdrawals initiated by the Plan will normally be provided at contract value as soon as practicable within twelve months following written notice. The Plan does not believe that the occurrence of any of these events, which could limit the Plan’s ability to transact at contract value with participants, is probable.
During 2016, the Plan held an interest in the Wells Fargo Stable Value Fund, a collective trust fund. This fund invests in a high quality fixed income portfolio combined with investment contracts, commonly referred to as wrap contracts, issued by insurance companies and other financial institutions for a fee. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The issuer of the wrap contract guarantees a minimum rate of return and provides full benefit responsiveness, provided that all terms of the wrap contract have been met. The fair value of the fund equals

Noble Energy, Inc. 401(K) Plan
Notes to Financial Statements
For the Years Ended December 31, 2016 and 2015

the total of the fair value of the underlying assets plus the total wrap contract rebid value. Certain events limit the ability of the Plan to transact at contract value with the wrap issuer. However, the Plan’s management is not aware of the occurrence or likely occurrence of any such events, which would limit the Plan’s ability to transact at contract value with participants. The issuer may terminate a wrap contract for cause at any time
Approximately 15% and 14% of the Plan’s net assets were invested in Noble Energy common stock as of December 31, 2016 and 2015 respectively.
Note 5. Tax Status
The IRS has determined and informed the Company by a letter dated August 13, 2014, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, Plan management believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified, and the related trust is tax-exempt.
US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Committee has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Committee believes it is no longer subject to income tax examinations for plan years prior to 2013.
Note 6. Party-in-Interest Transactions
The Plan allows for investment in Noble Energy common stock. The Company is the plan sponsor; therefore, these transactions qualify as party-in-interest transactions.  Total net assets invested in Noble Energy common stock were $66,595,234 and $54,719,192 as of December 31, 2016 and 2015, respectively.
The Plan also invests in money market funds, a common collective trust fund and mutual funds issued by an affiliate of the Trustee; therefore, these transactions qualify as party-in-interest transactions. Total net assets invested in Fidelity funds and cash accounts were $218,661,118 and $181,051,099 as of December 31, 2016 and 2015, respectively.
The above transactions are covered by an exemption from the “prohibited transactions” provisions of ERISA and the IRC.
Note 7. Risks and Uncertainties
The Plan, at the direction of the participants, may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Noble Energy, Inc. 401(K) Plan
EIN: 73-0785597 Plan #002
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

a.	b. Identity of issue, borrower, lessor, or similar party	c. Description of investment including maturity date, rate of interest, par or maturity value	d. Cost (1)	e. Current Value
	Common Collective Trust Funds
*	Fidelity Managed Income Portfolio	Common collective trust fund	$—	30,827,480
	Wells Fargo Stable Value Fund	Common collective trust fund	—	446,942
	Total Common Collective Trust Funds		$—	$31,274,422

	Mutual Funds
	American Funds Growth Fund of America (Class A Shares)	Mutual fund	$—	$23,590,651
	Artisan Mid Cap Institutional	Mutual fund	—	13,003,847
	Dimensional Fund Advisors Small Cap I Fund	Mutual fund	—	15,138,289
	Dodge & Cox Income Fund	Mutual fund	—	21,158,454
	Dodge & Cox Stock Fund	Mutual fund	—	24,109,427
*	Fidelity Diversified International K Fund	Mutual fund	—	15,424,365
*	Fidelity Extended Market Index Fund	Mutual fund	—	807,639
*	Fidelity Freedom K Income Fund	Mutual fund	—	2,602,376
*	Fidelity Freedom K 2005 Fund	Mutual fund	—	238,930
*	Fidelity Freedom K 2010 Fund	Mutual fund	—	1,329,540
*	Fidelity Freedom K 2015 Fund	Mutual fund	—	3,855,627
*	Fidelity Freedom K 2020 Fund	Mutual fund	—	14,503,010
*	Fidelity Freedom K 2025 Fund	Mutual fund	—	15,892,084
*	Fidelity Freedom K 2030 Fund	Mutual fund	—	16,469,439
*	Fidelity Freedom K 2035 Fund	Mutual fund	—	13,368,036
*	Fidelity Freedom K 2040 Fund	Mutual fund	—	14,410,397
*	Fidelity Freedom K 2045 Fund	Mutual fund	—	15,794,757
*	Fidelity Freedom K 2050 Fund	Mutual fund	—	12,744,814
*	Fidelity Freedom K 2055 Fund	Mutual fund	—	5,634,987
*	Fidelity Freedom K 2060 Fund	Mutual fund	—	175,637
*	Fidelity Puritan K Fund	Mutual fund	—	13,953,806
*	Fidelity Total Market Index Fund	Mutual fund	—	1,097,994
	Harbor Emerging Markets Equity Fund Institutional Class	Mutual fund	—	543,660
	Natixis Funds Trust II Vaughan Nelson Value Opportunity Fund Class Y	Mutual fund	—	11,570,152
	PRIMECAP Odyssey Stock Fund	Mutual fund	—	16,536,301
*	Spartan US Equity Index Fund	Mutual fund	—	33,364,695
	Vanguard Total Bond Market Index Fund Admiral Shares	Mutual fund	—	2,901,531
	Vanguard Total International Stock Index Fund Admiral Shares	Mutual fund	—	1,596,632
	Total Mutual Funds		$—	$311,817,077

Noble Energy, Inc. 401(K) Plan
EIN: 73-0785597 Plan #002
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Common Stocks
*	Noble Energy, Inc.	Common stock	$—	$66,595,234
	Total Common Stocks		$—	$66,595,234

	Money Market Funds
*	Fidelity Retirement Govt. Money Market	Money market fund	$—	$35,772
*	Fidelity Money Market Trust Retirement Govt. II	Money market fund	—	75,139
	Total Money Market Funds		$—	$110,911

*	Brokerage link	Self-directed brokerage account	$—	$16,857,513
		Total Investments	$—	$426,655,157

*	Notes Receivable from Participants	Interest rates ranging from 3.25% to 8.00%; maturity dates ranging from January 2, 2017 through December 15, 2021	$—	$5,857,477
			$—	$432,512,634
* Represents party-in-interest
(1) Historical cost information has been omitted for participant-directed investments.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other person who administers the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NOBLE ENERGY, INC. 401(K) PLAN

Date:	June 16, 2017	By:	/s/ Andrea Lee Robison
Andrea Lee Robison,
Senior Vice President Human Resources and Administration of Noble Energy, Inc.

INDEX TO EXHIBIT

Exhibit number	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm